



SECUR  ION

08026159

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/07___ AND ENDING___12/31/07___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A.G. Quintal Investment Company, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2177 Acushnet Avenue
                            (No. and Street)

New Bedford   MA   02745
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Quintal   508-995-2611
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane and Kane, Inc., CPA's
                    (Name – *if individual, state last, first, middle name*)

260 North Main Street	Fall River	MA	02720
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Mark A. Quintal_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__A.G. Quintal Investment Company, Inc._____ , as of __December 31_____ , 20 __07____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Cheryl Ann Roderiques
Expires: March 22, 2013

_____
Signature

__President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. G. QUINTAL INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

		Page(s)
ACCOUNTANTS' REPORT		2
FINANCIAL STATEMENTS		
EXHIBIT A:	Balance Sheet	3
EXHIBIT B:	Statement of Income and Related Schedules and Retained Earnings	4,5
EXHIBIT C:	Statement of Cash Flows	6,7
	Notes to Financial Statements	8,9
SUPPLEMENTARY INFORMATION		10-20





KANE AND KANE, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

Joel S. Kane, CPA PC
Peter D. Kane, CPA PC
Joseph A. Cordeiro, CPA
Alfredo M. Franco, CPA
M. Helena Amaral, CPA
Brian F. Chisholm, CPA

Charles H. Kane (1937-1963)

Mary Ellen Lewis, CPA
Douglas M. Taber, CPA
Darlene Berman, CPA

Board of Directors and Stockholders
A. G. Quintal Investment Company, Inc.
New Bedford, Massachusetts

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of A. G. Quintal Investment Company, Inc. as of December 31, 2007 and the related statement of income and retained earnings and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. G. Quintal Investment Company, Inc. at December 31, 2007, and the results of its operations and its cash flows, for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements primarily taken as a whole. The supplementary information on pages 10 through 20 relating to the Computation of Net Capital and the Computation of Basic Net Capital Requirement under Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KANE AND KANE, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Kane and Kane, Inc.

February 13, 2008

-2-

A. G. QUINTAL INVESTMENT COMPANY, INC.   EXHIBIT A
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets

Cash and Cash Equivalents	$ 22,593	
Marketable Securities (Note 1)	122,900	
Deferred Income Tax Credit	1,013	
Total Current Assets		$ 146,506

Fixed Assets

	Cost	Accumulated Depreciation	
Office and Computer Equipment	$ 70,121	$ 70,121	
Fixed Assets-net			0

Other Assets

Cash-Restricted	$ 25,000	
Total Other Assets		25,000
TOTAL ASSETS		$ 171,506

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$ 2,553	
Accrued Corporate Income Taxes	456	
Total Liabilities-All Current		$ 3,009

Stockholders' Equity

Common Stock, no par value, 15,000 shares authorized, 1,200 shares issued and outstanding	$ 90,696	
Retained Earnings	77,801	
Total Stockholders' Equity		168,497
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 171,506

-3-

The accompanying notes are an integral part of these financial statements.

KANE AND KANE, inc. CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	$	499,809
Operating and General Expenses (Schedule B-1)		503,987
Net Loss on Operations	$	(4,178)
Other (Income) and Expenses (Schedule B-2)		(6,792)
Net Profit before Income Taxes	$	2,614
Corporate Income Tax (Note 4)		1,528
NET INCOME	$	1,086
Retained Earnings, Beginning of Year		76,715
RETAINED EARNINGS, END OF YEAR	$	77,801

The accompanying notes are an integral part of these financial statements.

KANE AND KANE, Inc. CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

Schedule B-1
Operating and General Expenses

Officer Salary	$ 230,000
Office Salaries	65,600
Pension Expense (Note 5)	52,750
Employee Benefits	32,033
Rent Expense (Note 2)	24,000
Information Usage Fees	18,265
Health Insurance	17,761
Payroll Taxes	15,121
Telephone Expense	8,114
Travel and Entertainment	7,921
Office Supplies and Expense	7,533
Advertising	6,117
Legal and Accounting Fees	5,344
License and Fees	4,643
Depreciation Expense	4,518
Dues and Subscriptions	2,596
Postage and Printing	904
Miscellaneous Expense	721
Insurance Expense	46
Total Operating and General Expenses	$ 503,987

Schedule B-2
Other (Income) and Expenses

Trading Losses	$ 707
Interest Expense	19
Dividend Income	(824)
Interest Income	(6,694)
Total Other (Income) and Expenses	$ (6,792)

The accompanying notes are an integral part of these financial statements.

KANE AND KANE, inc. CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

Cash Flows from Operational Activities

Cash Received for Services	$ 499,809	
Interest Received	6,694	
Dividends Received	824	
		$ 507,327
Less: Cash Paid for Operating Activities	$ 500,606	
Income Taxes Paid	456	
Interest Paid	19	
		501,081
Net Cash Provided by Operating Activities		$ 6,246

Cash Flows from Investing Activities

Purchase of Equipment	$ (4,518)	
Purchase of Securities	(129,815)	
Proceeds from Sale of Securities	134,020	
Net Cash Used by Investing Activities		(313)
Net Increase in Cash		$ 5,933
Cash at Beginning of Year		16,660
CASH AT END OF YEAR		$ 22,593

-6-

The accompanying notes are an integral part of these financial statements.

KANE AND KANE, inc. CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

Reconciliation of Net Income to Net Cash
 Provided (Used) by Operating Activities

Net Income $ 1,086

Adjustments to Reconcile Net Income to Net Cash
 Provided (Used) by Operating Activities

Depreciation Expense	$ 4,518	
Net Realized Gain	(6,429)	
Unrealized Loss	7,135	
Decrease in Accounts Payable and Accrued Expenses	(1,136)	
Decrease in Deferred Income Tax Credit	1,072	
Total Adjustments		5,160
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 6,246

The accompanying notes are an integral part of these financial statements.

KANE AND KANE, Inc. CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

Note 1
Summary of Significant Accounting Policies

Organization

The Company was incorporated in Massachusetts in January, 1989 as a securities broker/dealer servicing the general public.

Basis of Accounting

For financial statement purposes, the Company reports income and expenses on the accrual basis of accounting; that is, income is reflected as earned, not received, and expenses are reflected when incurred, not when paid.

Marketable Securities

As a securities broker/dealer, marketable securities are stated in the financial statements at market value. The resulting difference between cost and market value is included in the statement of income.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation computed by use of the straight-line and accelerated cost recovery methods over the estimated useful lives of the assets.

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Concentration of Credit Risk

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

-8-



KANE AND KANE, Inc. CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

A. G. QUINTAL INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 2
Related Party Transactions

The Company leases office space on a month-to-month basis from A.G.Q. Realty Trust, a related entity. Rent expense under this arrangement was $24,000 for the year ended December 31, 2007.

Note 3
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum required net capital pursuant to Rule 15c3-1 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $168,497 which was in excess of its required net capital of $100,000. The Company's net capital ratio was .019 to 1.

Note 4
Income Taxes

Federal and state income tax expense consists of the following for the year ended December 31, 2007:

Current	
Federal	$ 0
State	456
Deferred	
Federal	631
State	441
Income Tax	$ 1,528

As of December 31, 2007, the Company has available $4,240 of unused net operating loss carryforwards that may be applied against future taxable income and will expire in 2025.

Note 5
Pension Plan

The Company maintains a profit sharing plan covering all employees who have completed two years of service, have worked a minimum of 1,000 hours per year, and are at least 21 years old. The plan provides for employer contributions based on a percentage of eligible participants' compensation, as determined annually by the Board of Directors. The financial statements reflect an employer contribution of $52,750 for the year ended December 31, 2007.

-9-



KANE AND KANE, Inc. CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

OMB APPROVAL	
OMB Number:	3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART IIA 12

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

A.G. Quintal Investment Company, Inc. 13

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2177 Acushnet Avenue 20
(No. and Street)

New Bedford 21   MA 22   92745 23
(City)   (State)   (Zip Code)

SEC FILE NO.
8-11684 14

FIRM I.D. NO.
1303115 15

FOR PERIOD BEGINNING (MM/DD/YY)
1/1/07 24

AND ENDING (MM/DD/YY)
12/31/07 25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Quintal 30

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

(Area Code) — Telephone No.
508-995-2611 31

OFFICIAL USE

	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____day of _____ 20 ____
Manual signatures of:

1)_____
   Principal Executive Officer or Managing Partner
2)_____
   Principal Financial Officer or Partner
3)_____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Kane and Kane, Inc. CPA's | 70 |

ADDRESS

260 North Main Street	71	Fall River	72	MA	73	02720	74
Number and Street		City		State		Zip Code	

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States
or any of its possessions | 77 |

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 (02-03) 2 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
A.G. Quintal Investment Company, Inc.

N3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/07 | 99
SEC FILE NO. 8-11684 | 98
Consolidated | 198
Unconsolidated X | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 22,511	200			$ 22,511	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other	25,000	300	$	550	25,000	810
3.	Receivable from non-customers		355		600		830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	122,900	424				
	E. Spot commodities		430			122,900	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
	A. Exempted securities $		150				
	B. Other securities $		160		460		630		880
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535	1,095	735	1,095	930
12.	TOTAL ASSETS	$ 170,411	540	$ 1,095	740	$ 171,506	940

OMIT PENNIES

-12-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc.	as of 12/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] $ₜ₁₃	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	ₜ₁₀ [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	3,009 [1205]	[1385]	3,009 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ₜ₁₂	[1390] ₜ₁₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ₜ₉ $ [970]			
2. includes equity subordination (15c3-1(d)) of... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 3,009 [1230]	$ [1450]	$ 3,009 [1760]

Ownership Equity

		Total
21. Sole Proprietorship	ₜ₁₅ $	[1770]
22. Partnership (limited partners)	ₜ₁₁ ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	90,696	[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings	77,801	[1794]
E. Total	168,497	[1795]
F. Less capital stock in treasury	ₜ₁₆ (	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 168,497	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 171,506	[1810]

OMIT PENNIES

SEC 1696 (02-03) 5 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
A.G. Quintal Investment Company, Inc.

as of 12/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 168,497	3480
2.	Deduct ownership equity not allowable for Net Capital	( )	3490
3.	Total ownership equity qualified for Net Capital	168,497	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
	B. Other (deductions) or allowable credits (List)		3525
5.	Total capital and allowable subordinated liabilities	$ 168,497	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) .... $ 1,095 [3540]		
	B. Secured demand note delinquency .... [3590]		
	C. Commodity futures contracts and spot commodities – proprietary capital charges .... [3600]		
	D. Other deductions and/or charges .... [3610]	(1,095)	3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions	$ 167,402	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments .... $ [3660]		
	B. Subordinated securities borrowings .... [3670]		
	C. Trading and investment securities:		
	1. Exempted securities .... [3735]		
	2. Debt securities .... [3733]		
	3. Options .... [3730]		
	4. Other securities .... 11,199 [3734]		
	D. Undue Concentration .... [3650]		
	E. Other (List) .... [3736]	(11,199)	3740
10.	Net Capital	$ 156,203	3750

OMIT PENNIES

BROKER OR DEALER	as of 12/31/07
A.G. Quintal Investment Company, Inc.	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19) .... $ 200 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) .... $ 100,000 [3758]
13. Net capital requirement (greater of line 11 or 12) .... $ 100,000 [3760]
14. Excess net capital (line 10 less 13) .... $ 56,203 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....₂₂ $ 155,902 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 3,009 [3790]
17. Add:
    A. Drafts for immediate credit ....₂₁ $ _____ [3800]
    B. Market value of securities borrowed for which no equivalent value
       is paid or credited .... $ _____ [3810]
    C. Other unrecorded amounts (List) .... $ _____ [3820] $ 0 [3830]
18. Total aggregate indebtedness .... $ 3,009 [3840]
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) .... % 2 [3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... % 0 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
    prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ _____ [3970]
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
    subsidiaries computed in accordance with Note (A) ....₂₃ $ _____ [3880]
23. Net capital requirement (greater of line 21 or 22) .... $ _____ [3760]
24. Excess capital (line 10 less 23) .... $ _____ [3910]
25. Net capital in excess of the greater of:
    A. 5% of combined aggregate debit items or $120,000 .... $ _____ [3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc.

For the period (MMDDYY) from 1/1/07 [3932] to 12/31/07 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 13,786 [3935]
   b. Commissions on listed option transactions .... [3938]
   c. All other securities commissions .... 313,055 [3939]
   d. Total securities commissions .... [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... [3945]
   b. From all other trading .... (706) [3949]
   c. Total gain (loss) .... (706) [3950]
3. Gains or losses on firm securities investment accounts .... [3952]
4. Profit (loss) from underwriting and selling groups .... [3955]
5. Revenue from sale of investment company shares .... 127,717 [3970]
6. Commodities revenue .... [3990]
7. Fees for account supervision, investment advisory and administrative services .... [3975]
8. Other revenue .... 52,770 [3995]
9. Total revenue .... $ 506,622 [4030]

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... 261,000 [4120]
11. Other employee compensation and benefits .... 34,600 [4115]
12. Commissions paid to other broker-dealers .... [4140]
13. Interest expense .... 19 [4075]
    a. Includes interest on accounts subject to subordination agreements .... [4070]
14. Regulatory fees and expenses .... 9,987 [4195]
15. Other expenses .... 199,299 [4100]
16. Total expenses .... $ 504,905 [4200]

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 1,717 [4210]
18. Provision for Federal income taxes (for parent only) .... 631 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... [4222]
    a. After Federal income taxes of .... [4338]
20. Extraordinary gains (losses) .... [4224]
    a. After Federal income taxes of .... [4239]
21. Cumulative effect of changes in accounting principles .... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 1,086 [4230]

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ N/A [4211]

SEC 1696 (02-03) 11 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
A.G. Quintal Investment Company, Inc.

For the period (MMDDYY) from 1/1/07 to 12/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 167,411 [4240]
   A. Net income (loss) .... 1,086 [4250]
   B. Additions (includes non-conforming capital of .... $_____ [4262]) _____ [4260]
   C. Deductions (includes non-conforming capital of .... $_____ [4272]) _____ [4270]

2. Balance, end of period (From item 1800) .... $ 168,497 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ 0 [4300]
   A. Increases .... [4310]
   B. Decreases .... [4320]

4. Balance, end of period (From item 3520) .... $ 0 [4330]

OMIT PENNIES

SEC 1696 (02-03) 13 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of 12 / 31 / 07
A.G. Quintal Investment Company, Inc.	

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | X | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firm₃₀ **Pershing Securities** | 4335 | X | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $₃₆ **N/A** [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SEC 1696 (02-03) 15 of 16

KANE AND KANE, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

Joel S. Kane, CPA PC
Peter D. Kane, CPA PC
Joseph A. Cordeiro, CPA
Alfredo M. Franco, CPA
M. Helena Amaral, CPA
Brian F. Chisholm, CPA

Charles H. Kane (1937-1963)

Mary Ellen Lewis, CPA
Douglas M. Taber, CPA
Darlene Berman, CPA

Board of Directors and Stockholders
A.G. Quintal Investment Company, Inc.
New Bedford, Massachusetts

In planning and performing our audit of the financial statements of A.G. Quintal Investment Company, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by A.G. Quintal Investment Company, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

Also, we have audited the broker/dealer's December 31, 2007 unaudited Part IIA computation of Net Capital under Rule 15c3-1 and find that no material differences exist when compared to our December 31, 2007 annual audit report.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

260 No. Main Street • Fall River, MA 02720 • Telephone 508.675.7821 • Fax 508.674.4771 • www.kaneandkanecpa.com



Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

KANE AND KANE, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Kane and Kane, Inc.

February 13, 2008

END